UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Frontline Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G3682E127

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3682E127

1	Names of Reporting Persons ING Groep N.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 3,669,807 [1]
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,669,807 [1]
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,669,807 [1]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 4.71% [2]
12	Type of Reporting Person (See Instructions) HC

1	Represents 3,669,807 ordinary shares held by its indirect and direct wholly owned subsidiaries. Of these, 3,668,613 shares are held by indirect subsidiaries of ING Groep N.V. in their role as a discretionary manager of client portfolios.

ING Groep N.V. disclaims beneficial ownership of 3,668,613 shares held by its direct and indirect subsidiaries, as ING Groep N.V. does not hold or exercise voting rights or dispositive powers for such securities.

2	Based on 77,858,502 ordinary shares, $2.50 par value, of Frontline Ltd. issued and outstanding as of December 31, 2010 as reported by the issuer in its Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

CUSIP No. G3682E127

Item 1.	(a)	Name of Issuer

Frontline Ltd.

	(b)	Address of Issuer’s Principal Executive Offices

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM08, Bermuda

Item 2.	(a)	Name of Person Filing

ING Groep N.V.

	(b)	Address of Principal Business Office or, if none, Residence

Bijlmerplein 888 1102 MG Amsterdam-Zuidoost Postbus 1800 1000 BV Amsterdam The Netherlands

	(c)	Citizenship

See item 4 on Page 2 See item 4 on Page 3

	(d)	Title of Class of Securities

Ordinary Shares

	(e)	CUSIP Number

G3682E127

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: (Not Applicable)

	(a)	☐ Broker or dealer registered under section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act;

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act;

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

	(e)	☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) under the Exchange Act;

	(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) under the Exchange Act;

	(g)	☐ Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) under the Exchange Act;

	(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

	(j)	☐ Group in accordance with Rule 13d–1(b)(1)(ii)(J) under the Exchange Act;

CUSIP No. G3682E127

Item 4.	Ownership

(a)

ING Groep N.V. may be deemed to be the beneficial owner of 3,669,807 ordinary shares held by its indirect and direct wholly owned subsidiaries. Of these, 3,668,613 shares are held by indirect subsidiaries of ING Groep N.V. in their role as a discretionary manager of client portfolios.

ING Groep N.V. disclaims beneficial ownership of 3,668,613 shares held by its direct and indirect subsidiaries, as ING Groep N.V. does not hold or exercise voting rights or dispositive powers for such securities.

(b) ING Groep N.V. may be deemed to be the beneficial owner of 4.71% of the ordinary shares as based on 77,858,502 ordinary shares $2.50 par value, of Frontline Ltd. issued and outstanding as of December 31, 2010, as reported by the issuer in its Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

(c) Although ING Groep N.V. may be deemed to be beneficial owner of 3,668,613 ordinary shares held by its indirect and direct wholly owned subsidiaries, ING Groep N.V. does not exercise voting rights or dispositive powers for such securities.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G3682E127

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 26, 2012
(Date)

ING GROEP N.V.

By:	/s/ Just Emke Petrelluzzi Bojanic
(Signature)

Just Emke Petrelluzzi Bojanic
Senior Compliance Officer (Name/Title)

By:	/s/ Sander Valkering
(Signature)

Sander Valkering
Business Manager (Name/Title)